Blue Chip Capital Group, Inc.

269 South Beverly Drive, Suite 373

Beverly Hills, CA 90212

Phone: (347) 629-1990

November 29, 2023

United States Securities and Exchange Commission

Washington, DC 20549

Re: Blue Chip Capital Group

File No. 333-273760

Registration Statement on Form S-1/A

Request for Acceleration

Ladies and Gentlemen:

On behalf of Blue Chip Capital Group, Inc., this is to request that the above-referenced Registration Statement on Form S-1/A be declared effective by the Commission on Friday, December 1, 2023 at 4:45 p.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Joseph Richard Moran
CEO